UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                             JAZZ TECHNOLGIES, INC.
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                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
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                         (Title of Class of Securities)

                                    47214E102
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                                 (CUSIP Number)

                               Frederick H. Fogel
                           Silver Point Capital, L.P.
                                2 Greenwich Plaza
                               Greenwich, CT 06830
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:
                               David Lerner, Esq.
                               Morrison Cohen LLP
                                909 Third Avenue
                            New York, New York 10022

                                February 20, 2007
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |X|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 47214E102                    13D                   Page 2 of  9  Pages
-------------------                                          -------------------

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    1       NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

                     SILVER POINT CAPITAL, L.P.  /  22-3849636
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  |_|
                                                                     (b)  |X|
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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS

                                      WC
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(D) OR 2(E)                                |_|
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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                      DELAWARE
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          NUMBER OF           7     SOLE VOTING POWER

           SHARES                     2,066,100
                             ---------------------------------------------------
        BENEFICIALLY          8     SHARED VOTING POWER

          OWNED BY                    0
                             ---------------------------------------------------
            EACH              9     SOLE DISPOSITIVE POWER

          REPORTING                   7,601,608
                             ---------------------------------------------------
           PERSON            10     SHARED DISPOSITIVE POWER

            WITH                      0
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      7,601,608
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                               |_|

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      23.43%
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    14      TYPE OF REPORTING PERSON*

                                      00
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

-------------------                                          -------------------
CUSIP No. 47214E102                    13D                   Page 3 of  9  Pages
-------------------                                          -------------------

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    1       NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

                             ROBERT J. O'SHEA
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  |_|
                                                                     (b)  |X|
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS

                                      WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(D) OR 2(E)                                |_|
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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                      UNITED STATES
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          NUMBER OF           7     SOLE VOTING POWER

           SHARES                     0
                             ---------------------------------------------------
        BENEFICIALLY          8     SHARED VOTING POWER

          OWNED BY                    2,066,100
                             ---------------------------------------------------
            EACH              9     SOLE DISPOSITIVE POWER

          REPORTING                   0
                             ---------------------------------------------------
           PERSON            10     SHARED DISPOSITIVE POWER

            WITH                      7,601,608
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      7,601,608
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                               |_|

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      23.43%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                                      IN
--------------------------------------------------------------------------------

-------------------                                          -------------------
CUSIP No. 47214E102                    13D                   Page 4 of  9  Pages
-------------------                                          -------------------

--------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

                             EDWARD A. MULE
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  |_|
                                                                     (b)  |X|
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS

                                      WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(D) OR 2(E)                                |_|
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                      UNITED STATES
--------------------------------------------------------------------------------
          NUMBER OF           7     SOLE VOTING POWER

           SHARES                     0
                             ---------------------------------------------------
        BENEFICIALLY          8     SHARED VOTING POWER

          OWNED BY                    2,066,100
                             ---------------------------------------------------
            EACH              9     SOLE DISPOSITIVE POWER

          REPORTING                   0
                             ---------------------------------------------------
           PERSON            10     SHARED DISPOSITIVE POWER

            WITH                      7,601,608
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      7,601,608
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                               |_|

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      23.43%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                                      IN
--------------------------------------------------------------------------------

-------------------                                          -------------------
CUSIP No. 47214E102                    13D                   Page 5 of  9  Pages
-------------------                                          -------------------

Item 1. Security and Issuer.

      The name of the issuer is Jazz Technologies, Inc. (formerly known as Acquicor Technology, Inc., the "Company"). The Company's principal executive office is located at 4321 Jamboree Road, Newport Beach, CA 92660.

Item 2. Identity and Background.

      This 13D is being jointly filed by Silver Point Capital, L.P., a Delaware limited partnership (the "Investment Manger"), Mr. Edward A. Mule and Robert J. O'Shea with respect to the ownership of the shares of Common Stock by Silver Point Capital Fund, L.P. (the "Fund") and Silver Point Offshore Fund, Ltd. (the "Offshore Fund") (1).

      The Reporting Persons have entered into a Joint Filing Agreement, dated March 20, 2007, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

      The address of the principal business office of each of the Reporting Persons is Two Greenwich Plaza, 1st Floor, Greenwich, CT 06830.

      Silver Point Capital, L.P. is organized as a limited partnership under the laws of the State of Delaware. Both Mr. Mule and Mr. O'Shea are U.S. citizens.

Item 3. Source and Amount of Funds or Other Consideration.

      Working Capital of the Fund and the Offshore Fund in the aggregate amount of $28,456,705 was used to purchase the securities referenced in this report

Item 4. Purpose of Transaction.

      The Fund and the Offshore Fund acquired all of the securities referenced in this report , and continue to hold such securities, solely for investment purposes in the ordinary course of business, and have previously reported their beneficial ownership of 5,559,100 shares of Common Stock on Schedule 13G. On February 20, 2007, the conditions precedent to the ability of the holders of Convertible Senior Notes due December 31, 2007 that were purchased on December 12, 2006 were satisfied, as a result of which the Fund and the Offshore Fund could be deemed beneficially to own an additional 1,773,538 shares of Common Stock into which their holdings of such notes could be converted.

----------
(1) Silver Point Capital, L.P. is the investment manager of the Fund and the Offshore Fund and by virtue of such status may be deemed to be the beneficial owner of the shares of common stock held by the Fund and the Offshore Fund. Silver Point Capital Management, LLC ("Management") is the general partner of Silver Point Capital, L.P. and as a result may be deemed to be the beneficial owner of the shares of common stock held by the Fund and the Offshore Fund. Each of Mr. Edward Mule and Mr. Robert O'Shea is a member of Management and has voting and investment power with respect to the shares of common stock held by the Fund and the Offshore Fund and may be deemed to be a beneficial owner of the shares of common stock held by the Fund and the Offshore Fund. Silver Point Capital, L.P., Management, and Messrs. Mule and O'Shea disclaim beneficial ownership of the shares

-------------------                                          -------------------
CUSIP No. 47214E102                    13D                   Page 6 of  9  Pages
-------------------                                          -------------------

of common stock held by the Fund and the Offshore Fund, except to the extent of any pecuniary interest, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.

Item 5. Interest in Securities of the Issuer.

      (a) 7,601,608 of Class A Common Stock, representing 23.43% of the shares of Common Stock outstanding, including 1,773,558 shares of Common Stock which may be acquired upon conversion of Convertible Senior Notes beneficially owned by the Reporting Persons and 3,761,950 shares of Common Stock which may be acquired by exercise of Common Stock purchase warrants beneficially owned by the Reporting Persons.

      (b) Silver Point has sole voting and dispositive power with respect to the reported securities. Messrs. Mule and O'Shea may be deemed to have shared voting and dispositive power with respect thereto by reason of their status as managers of the general partner of Silver Point.

      (c) During the past 60 days the reporting persons made the following transactions, in the securities indicated, all on the open market, at the price per security indicated:

      Security        Trade Date      Quantity        Price       Buy/Sell
      --------        ----------      --------        -----       --------
      Warrant         01/31/07        115,000         $0.6202     Buy

      Stock           01/31/07        625,000         $5.5795     Buy

      Stock           02/01/07        34,000          $5.5804     Buy

      Stock           02/02/07        61,100          $5.5845     Buy

      Warrant         02/02/07        215,000         $0.7533     Buy

      Stock           02/05/07        1,000,000       $5.55       Buy

      Warrant         02/05/07        470,000         $0.78       Buy

      Stock           02/15/07        862,000         $5.83       Buy

      Warrant         02/15/07        1,212,000       $0.817      Buy

      Warrant         02/16/07        688,000         $0.9701     Buy

      Warrant         02/20/07        77,000          $0.8789     Buy

      Stock           02/23/07        41,000          $5.21       Sell

      Stock           02/27/07        40,000          $5.1813     Sell

      Warrant         02/27/07        200,000         $0.957      Buy

      Stock           02/28/07        20,000          $5.10       Sell

-------------------                                          -------------------
CUSIP No. 47214E102                    13D                   Page 7 of  9  Pages
-------------------                                          -------------------

      Warrant         02/28/07        500,600         $0.9725     Buy

      Stock           03/01/07        300,000         $5.05       Sell

      Warrant         03/01/07        284,350         $0.9775     Buy

      Stock           03/16/07        15,000          $4.50       Sell

      Stock           03/19/07        100,000         $ 4.455     Sell

      (d) Inapplicable.

      (e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Inapplicable.

Item 7. Material to be filed as Exhibits.

      Exhibit 1 - Joint Filing Agreement, dated March 20, 2007.

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CUSIP No. 47214E102                    13D                   Page 8 of  9  Pages
-------------------                                          -------------------

                                   SIGNATURES

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 20, 2007

                                      SILVER POINT CAPITAL, L.P.
                                      By: Silver Point Capital Management, LLC,
                                          Its General Partner

                                      By:   /s/ Frederick H. Fogel
                                         ---------------------------------------
                                      Name: Frederick H. Fogel
                                      Its:  Authorized Signatory

                                    Exhibit 1

               AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 1

The undersigned hereby agree as follows:

      (a) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

      (b) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: March 20, 2007

                                      SILVER POINT CAPITAL, L.P.
                                      By: Silver Point Capital Management, LLC,
                                          Its General Partner

                                      By:   /s/ Frederick H. Fogel
                                         ---------------------------------------
                                      Name: Frederick H. Fogel
                                      Its:  Authorized Signatory

                                            /s/ Edward A. Mule
                                      ------------------------------------------
                                      Edward A. Mule, individually

                                            /s/ Robert S. O'Shea
                                      ------------------------------------------
                                      Robert S. O'Shea, individually